OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...10.4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Industrial Enterprises of America, Inc.
(Name of Issuer)
Common Stock, par value $0.001
(Title of Class of Securities)
456132208
(CUSIP Number)
November 6, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	456132208

1	NAMES OF REPORTING PERSONS Ernest C. Segundo, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		2,015,328

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,015,328

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,015,328

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

SCHEDULE 13G
This Schedule 13G (the “Schedule 13G”) is being filed on behalf of Ernest C. Segundo, Jr. (“Mr. Segundo”), relating to common stock, par value $0.001 (the “Common Stock”) of Industrial Enterprises of America, Inc., a Nevada corporation (the “Issuer”), purchased by Mr. Segundo on behalf of certain personal trusts and accounts as well as certain accounts over which Mr. Segundo exercises limited voting and dispositive power.

Item 1(a)	Name of Issuer.
Industrial Enterprises of America, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.
711 Third Avenue
Suite 1505
New York, New York 10017

Item 2(a)	Name of Person Filing.

Item 2(b)	Address of Principal Business Office.

Item 2(c)	Place of Organization.
Ernest C. Segundo, Jr.
3805 Bayshore Blvd.
Tampa, FL. 33611
A United States Citizen

Item 2(d)	Title of Class of Securities.
common stock, par value $0.001 (the “Common Stock”)

Item 2(e)	CUSIP Number.
456132208

Item 3	Reporting Person.
The person filing is not listed in Items 3(a) through 3(j).

Item 4	Ownership.
(a)
Mr. Segundo is the beneficial owner of 2,015,328 shares of Common Stock. Mr. Segundo may be deemed to beneficially own the shares of Common Stock held in certain trusts and other accounts over which he has been granted voting and dispositive power as well as the shares held in personal accounts.

(b)
Mr. Segundo is the beneficial owner of 7.8% of the outstanding shares of Common Stock. This percentage is determined by dividing the number of shares of Common Stock beneficially held by 26,000,000, the number of shares of Common Stock issued and outstanding according to the Issuer’s Press Release dated November 7, 2007.

(c)	Mr. Segundo may direct the vote and disposition of 2,015,328 shares of Common Stock.

Item 5	Ownership of Five Percent or Less of a Class.
Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.
Inapplicable

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.
Inapplicable.

Item 8	Identification and Classification of Members of the Group.
Inapplicable.

Item 9	Notice of Dissolution of Group.
Inapplicable.

Item 10	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: November 16, 2007
/s/ Ernest C. Segundo, Jr.
Ernest C. Segundo, Jr.

5